UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66851 / April 24, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14805

_____

In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
EUGENE SCIENCE, INC.	:	REVOKING REGISTRATION BY
	:	DEFAULT

_____

        The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on March 15, 2012, pursuant to section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) alleging that Eugene Science, Inc. (Eugene Science), an issuer with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g), has been delinquent in filing periodic reports with the Commission since 2008.

        The Office of the Secretary sent the OIP to Eugene Science at the address of its registered agent by express mail on March 16, 2011. The Division of Enforcement's (Division) Declaration of David S. Frye (Declaration) describes the extra steps the Division took to accomplish service. The Declaration establishes that Eugene Science is a void Delaware corporation, there are no other options for achieving service in the State of Delaware, and on March 21, 2012, the OIP was personally served on a member of the staff of the Delaware Division of Corporations, who represented that she was an appropriate person to accept service. At a prehearing conference on April 17, 2012, I found that the Division had accomplished service of the OIP on March 21, 2012. See 8 Del. Code § 321; International Pulp Equipment Co. Ltd. v. St. Regis Kraft Co., 54 F. Supp. 745, 748-49 (D. Del. 1944).

        The OIP requires that an Answer be filed within ten days of service. OIP at 2; 17 C.F.R. § 201.220(b). Eugene Science is in default because it did not file an Answer, did not participate in the prehearing conference held on April 17, 2012, and did not otherwise defend the proceeding, and I deem the following allegations in the OIP to be true. 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact and Conclusions of Law

        Eugene Science, Central Index Key No. 1107685, is a void Delaware corporation located in Seoul, Korea, with a class of securities registered with the Commission pursuant to Exchange

Act Section 12(g). Eugene Science is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of $1,121,893 for the prior six months. As of March 8, 2012, the common stock of Eugene Science was quoted on OTC Link, formerly "Pink Sheets," operated by OTC Markets Group Inc., had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Eugene Science has failed to comply with Exchange Act Section 13(a) and the Exchange Act rules which require issuers of securities registered pursuant to Exchange Act Section 12(g) to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires all issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of Eugene Science is both necessary and appropriate for the protection of investors.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Eugene Science, Inc., is hereby REVOKED.

_____
Brenda P. Murray
Chief Administrative Law Judge